EXHIBIT 99.1

Colliers Reports Fourth Quarter Results

Robust revenue growth

Strengthened momentum across all business segments

Fourth quarter and full year operating highlights:

	Three months ended		Twelve months ended
	December 31		December 31
(in millions of US$, except EPS)	2024	2023	2024	2023

Revenues	$1,501.6	$1,235.2	$4,822.0	$4,335.1
Adjusted EBITDA (note 1)	225.3	198.4	644.2	595.0
Adjusted EPS (note 2)	2.26	2.00	5.75	5.35

GAAP operating earnings	121.4	132.6	389.2	300.9
GAAP diluted net earnings per share	1.47	1.42	3.22	1.41

TORONTO, Feb. 06, 2025 (GLOBE NEWSWIRE) -- Colliers International Group Inc. (NASDAQ and TSX: CIGI) (“Colliers” or the “Company”) today announced operating and financial results for the fourth quarter and year ended December 31, 2024. All amounts are in US dollars.

For the fourth quarter, revenues were $1.50 billion, up 22% (22% in local currency) and Adjusted EBITDA (note 1) was $225.3 million, up 14% (15% in local currency) versus the prior year quarter. Adjusted EPS (note 2) was $2.26, up 13% from $2.00 in the prior year quarter. Fourth quarter adjusted EPS would have been approximately $0.02 higher excluding foreign exchange impacts. The GAAP operating earnings were $121.4 million as compared to $132.6 million in the prior year quarter. The GAAP diluted net earnings per share were $1.47, up 4% from $1.42 in the prior year quarter. The fourth quarter GAAP diluted net earnings per share would have been approximately $0.02 higher excluding foreign exchange impacts.

For the full year, revenues were $4.82 billion, up 11% (11% in local currency) and adjusted EBITDA (note 1) was $644.2 million, up 8% (9% in local currency) versus the prior year. Adjusted EPS (note 2) was $5.75, relative to $5.35 in the prior year. Adjusted EPS would have been approximately $0.03 higher excluding foreign exchange impacts. The GAAP operating earnings were $389.2 million compared to $300.9 million in the prior year, favourably impacted by revenue growth as well as the reversal of contingent consideration expense related to an acquisition. The GAAP diluted net earnings per share were $3.22 compared to $1.41 in the prior year. The GAAP diluted net earnings per share would have been approximately $0.03 higher excluding foreign exchange impacts.

“In the fourth quarter, Colliers delivered robust revenue growth and strengthened momentum across all business segments. Engineering revenues recorded the highest percentage increase driven by recent acquisitions in Canada, the US and Australia. Real Estate Services performed strongly in both Capital Markets and Leasing, while Investment Management experienced modest growth compared to the previous year,” said Jay S. Hennick, Chairman & CEO of Colliers.

“Over the past few years, Colliers has evolved into a stronger, more resilient company with three high-value growth engines – Real Estate Services, Engineering, and Investment Management – supported by recurring revenues that now account for 70% of our earnings.”

“Looking ahead to 2025, we expect another year of solid growth. Our enterprising culture thrives with experienced operational leadership fully aligned with our shareholders. Our global Engineering platform, now boasting over 8,000 professionals, is underpinned by strong recurring revenues and robust contractual backlogs, offering significant growth opportunities internally and through acquisition. We are also seeing near-term catalysts: Capital Markets is showing a cyclical recovery as interest rates and asset valuations stabilize, and in Investment Management, improved institutional allocations and fundraising conditions, coupled with several new vintages of closed-end products launching this year, position us well for future growth. In addition, we have accelerated our plans to integrate and streamline our Investment Management operations. This sets the stage for future opportunities and creates optionality as we continue to build one of the world’s leading mid-market alternative asset managers with nearly $100 billion in assets under management,” he concluded.

About Colliers

Colliers (NASDAQ, TSX: CIGI) is a global diversified professional services and investment management company. Operating through three industry-leading platforms – Real Estate Services, Engineering, and Investment Management – we have a proven business model, an enterprising culture, and a unique partnership philosophy that drives growth and value creation. For 30 years, Colliers has consistently delivered approximately 20% compound annual returns for shareholders, fuelled by visionary leadership, significant inside ownership and substantial recurring earnings. With annual revenues exceeding $4.8 billion, a team of 23,000 professionals, and $99 billion in assets under management, Colliers remains committed to accelerating the success of our clients, investors, and people worldwide. Learn more at corporate.colliers.com, X @Colliers or LinkedIn.

Consolidated Revenues by Line of Service

	Three months ended		Change	Change	Twelve months ended		Change	Change
(in thousands of US$)	December 31		in US$ %	in LC %	December 31		in US$ %	in LC %
(LC = local currency)	2024	2023			2024	2023

Leasing	359,364	318,706	13%	14%	1,157,484	1,063,355	9%	9%
Capital Markets	255,705	207,423	23%	25%	765,297	702,472	9%	10%
Outsourcing	328,459	$317,321	4%	4%	1,148,829	1,090,911	5%	6%
Real Estate Services	$943,528	843,450	12%	13%	$3,071,610	$2,856,738	8%	8%

Engineering	$421,361	262,482	61%	61%	$1,237,384	$990,477	25%	25%

Investment Management (1)	$136,616	129,134	6%	6%	$512,593	$487,457	5%	5%

Corporate	112	102	NM	NM	437	469	NM	NM
Total revenues	$1,501,617	$1,235,168	22%	22%	$4,822,024	$4,335,141	11%	11%
(1) Investment Management local currency revenues, excluding pass-through performance fees (carried interest), were up 1% and 2% for the three and twelve-month periods ended December 31, 2024, respectively.

Fourth quarter consolidated revenues were up 22% on a local currency basis driven by robust growth across all service lines, particularly Engineering and Capital Markets. Consolidated internal revenue growth measured in local currencies was 10% (note 5) versus the prior year quarter.

For the full year, consolidated revenues increased 11% on a local currency basis, led by Engineering. Consolidated internal revenues measured in local currencies were up 6% (note 5).

Segmented Fourth Quarter Results

Real Estate Services revenues totalled $943.5 million, up 12% (13% in local currency) versus $843.4 million in the prior year quarter with strong growth in all service lines. Revenue growth was led by Capital Markets, which was up 23%, as transaction activity rebounded across all geographies, particularly Europe and the US, and most asset classes. Leasing momentum increased from earlier this year with several large office and industrial transactions in the quarter. Outsourcing revenues increased on a modest uptick in valuation activity. Adjusted EBITDA was $136.2 million, up 12% (14% in local currency) compared to $121.7 million in the prior year quarter with the margin flat due to continued strategic investments in recruiting in key markets. The GAAP operating earnings were $107.9 million, relative to $96.2 million in the prior year quarter.

Engineering revenues totalled $421.4 million, up 61% (61% in local currency) compared to $262.5 million in the prior year quarter. Net service revenues (note 4), which exclude sub-consultant and other pass-through expenses, were $300.2 million relative to $186.9 million in the prior year quarter, up 61% (61% in local currency) driven by the favourable impact of recent acquisitions and strong internal growth with the demand for technical and multi-disciplined professional services increasing across most end-markets. Adjusted EBITDA was $38.1 million, up 51% (51% in local currency) compared to $25.2 million in the prior year quarter. The GAAP operating earnings were $8.0 million relative to $11.9 million in the prior year quarter and were primarily impacted by higher intangible asset amortization expense related to recent acquisitions.

Investment Management revenues were $136.6 million, relative to $129.1 million in the prior year quarter, up 6% (6% in local currency) including historical pass-through performance fees of $12.8 million relative to $6.2 million in the prior year quarter. Excluding performance fees, revenue was up 1% (1% in local currency), as expected. Adjusted EBITDA was $54.4 million, also up 1% (1% in local currency) compared to the prior year quarter. The GAAP operating earnings were $38.0 million in the quarter versus $41.5 million in the prior year quarter. AUM was up $98.9 billion, up slightly from $98.8 billion as of September 30, 2024.

Unallocated global corporate costs as reported in Adjusted EBITDA were $3.4 million relative to $2.4 million in the prior year quarter. The corporate GAAP operating loss was $32.5 million compared to $17.1 million in the prior year quarter.

Segmented Full Year Results

Real Estate Services revenues totalled $3.07 billion, up 8% (8% in local currency) versus $2.86 billion in the prior year. All service lines delivered solid growth with transaction activity rebounding relative to the prior year. Adjusted EBITDA was $333.4 million, up 14% (15% in local currency) compared to $291.7 million in the prior year, with the margin benefitting from service mix as well as operating leverage. The GAAP operating earnings were $231.4 million, relative to $188.2 million in the prior year quarter.

Engineering revenues totalled $1.24 billion, up 25% (25% in local currency) compared to $990.5 million in the prior year. Net service revenues (note 4), which exclude sub-consultant and other pass-through expenses, were $931.2 million relative to $716.4 million in the prior year, up 30% (30% in local currency) driven by the favourable impact of recent acquisitions and internal growth. Adjusted EBITDA was $109.9 million, up 14% (14% in local currency) compared to $96.8 million in the prior year. The GAAP operating earnings were $40.6 million relative to $54.6 million in the prior year.

Investment Management revenues were $512.6 million, relative to $487.5 million in the prior year, up 5% (5% in local currency) including historical pass-through performance fees of $23.6 million relative to $6.8 million in the prior year. Excluding performance fees, revenue was up 2% (2% in local currency) driven by additional management fees from new investor capital commitments. Adjusted EBITDA was $213.7 million, flat compared to the prior year, with the margin impacted by incremental investments in new products and strategies as well as fundraising talent. The GAAP operating earnings were $199.1 million versus $103.1 million in the prior year, with the variance largely attributable to the reversal of contingent consideration expense related to a fundraising condition in a recent acquisition. AUM was $98.9 billion at year-end, up from $98.2 billion as of December 31, 2023.

Unallocated global corporate costs as reported in Adjusted EBITDA were $12.8 million relative to $7.4 million in the prior year from additional claim reserves taken in the Company’s captive insurance operation and higher performance-based incentive compensation. The corporate GAAP operating loss was $81.9 million compared to $45.0 million in the prior year.

Outlook for 2025
The Company expects growth in 2025 both internally and from completed acquisitions. On a consolidated basis, high single digit to low-teens percentage revenue growth and low-teens Adjusted EBITDA and Adjusted EPS growth are expected. The outlook reflects currently prevailing foreign exchange rates, which are closely tied to international trade uncertainty. The outlook drivers by segment are described in the accompanying earnings call presentation.

The financial outlook is based on the Company’s best available information as of the date of this press release, and remains subject to change based on numerous macroeconomic, geopolitical, international trade, health, social and related factors. Continued interest rate volatility and/or lack of credit availability for commercial real estate transactions could materially impact the outlook. The outlook does not include future acquisitions.

Conference Call

Colliers will be holding a conference call on Thursday, February 6, 2025 at 11:00 a.m. Eastern Time to discuss the quarter’s results. The call will be simultaneously web cast and can be accessed live or after the call at corporate.colliers.com in the Events section.

Forward-looking Statements

This press release includes or may include forward-looking statements. Forward-looking statements include the Company's financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: economic conditions, especially as they relate to commercial and consumer credit conditions and consumer spending, particularly in regions where the business may be concentrated; commercial real estate and real asset values, vacancy rates and general conditions of financial liquidity for real estate transactions; trends in pricing and risk assumption for commercial real estate services; the effect of significant movements in capitalization rates across different asset types; a reduction by companies in their reliance on outsourcing for their commercial real estate needs, which would affect revenues and operating performance; competition in the markets served by the Company; the ability to attract new clients and to retain clients and renew related contracts; the ability to attract new capital commitments to Investment Management funds and retain existing capital under management; the ability to retain and incentivize employees; increases in wage and benefit costs; the effects of changes in interest rates on the cost of borrowing; unexpected increases in operating costs, such as insurance, workers' compensation and health care; changes in the frequency or severity of insurance incidents relative to historical experience; the effects of changes in foreign exchange rates in relation to the US dollar on the Company's Canadian dollar, Euro, Australian dollar and UK pound sterling denominated revenues and expenses; the impact of pandemics on client demand for the Company's services, the ability of the Company to deliver its services and the health and productivity of its employees; the impact of global climate change; the impact of political events including elections, referenda, trade policy changes, immigration policy changes, hostilities, war and terrorism on the Company's operations; the ability to identify and make acquisitions at reasonable prices and successfully integrate acquired operations; the ability to execute on, and adapt to, information technology strategies and trends; the ability to comply with laws and regulations, including real estate investment management and mortgage banking licensure, labour and employment laws and regulations, as well as the anti-corruption laws and trade sanctions; and changes in government laws and policies at the federal, state/provincial or local level that may adversely impact the business.

Additional information and risk factors identified in the Company’s other periodic filings with Canadian and US securities regulators are adopted herein and a copy of which can be obtained at www.sedarplus.ca. Forward looking statements contained in this press release are made as of the date hereof and are subject to change. All forward-looking statements in this press release are qualified by these cautionary statements. Except as required by applicable law, Colliers undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Summary unaudited financial information is provided in this press release. This press release should be read in conjunction with the Company's consolidated financial statements and MD&A to be made available on SEDAR+ at www.sedarplus.ca.

This press release does not constitute an offer to sell or a solicitation of an offer to purchase an interest in any fund.

Colliers International Group Inc.
Condensed Consolidated Statements of Earnings
(in thousands of US$, except per share amounts)
	Three months		Twelve months
	ended December 31		ended December 31
(unaudited)	2024	2023	2024	2023
Revenues	$1,501,617	$1,235,168	$4,822,024	$4,335,141

Cost of revenues	894,598	731,254	2,899,949	2,596,823
Selling, general and administrative expenses	414,033	326,603	1,339,063	1,185,469
Depreciation	17,510	14,818	66,239	54,608
Amortization of intangible assets	47,666	36,269	155,363	147,928
Acquisition-related items (1)	6,410	(6,406)	(27,802)	47,096
Loss on disposal of operations	-	-	-	2,282
Operating earnings	121,400	132,630	389,212	300,935
Interest expense, net	23,181	22,347	85,779	94,077
Equity earnings from non-consolidated investments	(2,030)	(707)	(7,270)	(5,078)
Other (income) expense	54	(205)	(410)	(841)
Earnings before income tax	100,195	111,195	311,113	212,777
Income tax	18,699	29,974	74,177	68,086
Net earnings	81,496	81,221	236,936	144,691
Non-controlling interest share of earnings	18,894	17,593	53,968	56,560
Non-controlling interest redemption increment	(12,515)	(3,805)	21,243	22,588
Net earnings attributable to Company	$75,117	$67,433	$161,725	$65,543

Net earnings per common share

Basic	$1.49	$1.42	$3.24	$1.43

Diluted (2)	$1.47	$1.42	$3.22	$1.41

Adjusted EPS (3)	$2.26	$2.00	$5.75	$5.35

Weighted average common shares (thousands)
Basic	50,507	47,333	49,897	45,680
Diluted	51,036	47,582	50,182	46,274

Notes to Condensed Consolidated Statements of Earnings
(1) Acquisition-related items include contingent acquisition consideration fair value adjustments, contingent acquisition consideration-related compensation expense and transaction costs.
(2) Diluted EPS for the year ended December 31, 2023 is calculated using the "if-converted" method of calculating earnings per share in relation to the Convertible Notes, which were fully converted or redeemed by June 1, 2023. As such, the interest (net of tax) on the Convertible Notes is added to the numerator and the additional shares issuable on conversion of the Convertible Notes are added to the denominator of the earnings per share calculation to determine if an assumed conversion is more dilutive than no assumption of conversion. The "if-converted" method is used if the impact of the assumed conversion is dilutive.
(3) See definition and reconciliation above.

Colliers International Group Inc.
Condensed Consolidated Balance Sheets
(in thousands of US$)

	December 31,	December 31,
(unaudited)	2024	2023

Assets
Cash and cash equivalents	$176,257	$181,134
Restricted cash (1)	41,724	37,941
Accounts receivable and contract assets	869,948	726,764
Mortgage warehouse receivables (2)	77,559	177,104
Prepaids and other assets	323,117	306,829
Warehouse fund assets	110,779	44,492
Current assets	1,599,384	1,474,264
Other non-current assets	220,299	188,745
Warehouse fund assets	94,334	47,536
Fixed assets	227,311	202,837
Operating lease right-of-use assets	398,507	390,565
Deferred tax assets, net	79,258	59,468
Goodwill and intangible assets	3,481,524	3,118,711
Total assets	$6,100,617	$5,482,126

Liabilities and shareholders' equity
Accounts payable and accrued liabilities	$1,140,605	$1,104,935
Other current liabilities	109,439	75,764
Long-term debt - current	6,061	1,796
Mortgage warehouse credit facilities (2)	72,642	168,780
Operating lease liabilities - current	92,950	89,938
Liabilities related to warehouse fund assets	86,344	-
Current liabilities	1,508,041	1,441,213
Long-term debt - non-current	1,502,414	1,500,843
Operating lease liabilities - non-current	383,921	375,454
Other liabilities	135,479	151,333
Deferred tax liabilities, net	78,459	43,191
Liabilities related to warehouse fund assets	14,103	47,536
Redeemable non-controlling interests	1,152,618	1,072,066
Shareholders' equity	1,325,582	850,490
Total liabilities and equity	$6,100,617	$5,482,126

Supplemental balance sheet information
Total debt (3)	$1,508,475	$1,502,639
Total debt, net of cash and cash equivalents (3)	1,332,218	1,321,505
Net debt / pro forma adjusted EBITDA ratio (4)	2.0	2.2

Notes to Condensed Consolidated Balance Sheets
(1) Restricted cash consists primarily of cash amounts set aside to satisfy legal or contractual requirements arising in the normal course of business.
(2) Mortgage warehouse receivables represent mortgage loans receivable, the majority of which are offset by borrowings under mortgage warehouse credit facilities which fund loans that financial institutions have committed to purchase.
(3) Excluding mortgage warehouse credit facilities.
(4) Net debt for financial leverage ratio excludes restricted cash and mortgage warehouse credit facilities, in accordance with debt agreements.

Colliers International Group Inc.
Condensed Consolidated Statements of Cash Flows
(in thousands of US$)
	Three months ended		Twelve months ended
	December 31		December 31
(unaudited)	2024	2023	2024	2023

Cash provided by (used in)

Operating activities
Net earnings	$81,496	$81,221	$236,936	$144,691
Items not affecting cash:
Depreciation and amortization	65,176	51,087	221,602	202,536
Loss on disposal of operations	-	-	-	2,282
Gains attributable to mortgage servicing rights	(4,185)	(5,436)	(15,363)	(17,722)
Gains attributable to the fair value of loan
premiums and origination fees	(3,776)	(5,422)	(13,000)	(16,335)
Deferred income tax	(16,615)	10,522	(30,538)	(9,924)
Other	44,105	17,374	44,581	112,450
	166,201	149,346	444,218	417,978

Increase in accounts receivable, prepaid
expenses and other assets	(45,720)	(70,451)	(209,951)	(203,727)
Increase (decrease) in accounts payable, accrued
expenses and other liabilities	(22,071)	15,118	16,054	9,036
Increase (decrease) in accrued compensation	111,622	54,793	63,173	(70,395)
Contingent acquisition consideration paid	(250)	(469)	(3,357)	(39,115)
Mortgage origination activities, net	4,078	6,633	14,861	20,667
Sales to AR Facility, net	1,447	2,133	1,011	31,217
Net cash provided by operating activities	215,307	157,103	326,009	165,661

Investing activities
Acquisition of businesses, net of cash acquired	(44,766)	952	(517,176)	(60,343)
Purchases of fixed assets	(19,574)	(24,113)	(65,085)	(84,524)
Purchases of warehouse fund assets	(46,231)	(73,039)	(319,250)	(122,604)
Proceeds from disposal of warehouse fund assets	-	24,258	76,438	74,627
Cash collections on AR Facility deferred purchase price	35,776	33,106	137,581	124,313
Other investing activities	6,041	(17,656)	(95,610)	(65,452)
Net cash used in investing activities	(68,754)	(56,492)	(783,102)	(133,983)

Financing activities
Increase (decrease) in long-term debt, net	(198,110)	(117,779)	221,573	92,046
Purchases of non-controlling interests, net	6,721	(8,072)	(11,068)	(32,661)
Dividends paid to common shareholders	-	-	(14,674)	(13,517)
Distributions paid to non-controlling interests	(5,316)	(9,578)	(71,618)	(77,400)
Issuance of subordinate voting shares	-	-	286,924	-
Other financing activities	12,979	15,981	41,075	23,726
Net cash provided by (used in) financing activities	(183,726)	(119,448)	452,212	(7,806)

Effect of exchange rate changes on cash,
cash equivalents and restricted cash	9,896	(679)	3,787	(3,839)

Net change in cash and cash
equivalents and restricted cash	(27,277)	(19,516)	(1,094)	20,033
Cash and cash equivalents and
restricted cash, beginning of period	245,258	238,591	219,075	199,042
Cash and cash equivalents and
restricted cash, end of period	$217,981	$219,075	$217,981	$219,075

Colliers International Group Inc.
Segmented Results
(in thousands of US dollars)

	Real Estate		Investment
(unaudited)	Services	Engineering	Management	Corporate	Total
Three months ended December 31
2024
Revenues	$943,528	$421,361	$136,616	$112	$1,501,617
Adjusted EBITDA	136,164	38,115	54,374	(3,363)	225,290
Operating earnings (loss)	107,884	7,995	37,976	(32,455)	121,400

2023
Revenues	$843,450	$262,482	$129,134	$102	$1,235,168
Adjusted EBITDA	121,722	25,207	53,825	(2,376)	198,378
Operating earnings (loss)	96,229	11,918	41,540	(17,057)	132,630

	Real Estate		Investment
	Services	Engineering	Management	Corporate	Total
Twelve months ended December 31
2024
Revenues	$3,071,610	$1,237,384	$512,593	$437	$4,822,024
Adjusted EBITDA	333,400	109,929	213,675	(12,759)	644,245
Operating earnings (loss)	231,392	40,609	199,105	(81,894)	389,212

2023
Revenues	$2,856,738	$990,477	$487,457	$469	$4,335,141
Adjusted EBITDA	291,710	96,803	213,925	(7,445)	594,993
Operating earnings (loss)	188,220	54,585	103,139	(45,009)	300,935

Notes
Non-GAAP Measures
1. Reconciliation of net earnings to Adjusted EBITDA

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other income; (iii) interest expense; (iv) loss on disposal of operations; (v) depreciation and amortization, including amortization of mortgage servicing rights ("MSRs"); (vi) gains attributable to MSRs; (vii) acquisition-related items (including contingent acquisition consideration fair value adjustments, contingent acquisition consideration-related compensation expense and transaction costs); (viii) restructuring costs and (ix) stock-based compensation expense, including related to the CEO's performance-based long-term incentive plan ("LTIP"). We use Adjusted EBITDA to evaluate our own operating performance and our ability to service debt, as well as an integral part of our planning and reporting systems. Additionally, we use this measure in conjunction with discounted cash flow models to determine the Company's overall enterprise valuation and to evaluate acquisition targets. We present Adjusted EBITDA as a supplemental measure because we believe such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of the Company's service operations. We believe this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance of the consolidated Company under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating Adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to Adjusted EBITDA appears below.

	Three months ended		Twelve months ended
	December 31		December 31
(in thousands of US$)	2024	2023	2024	2023

Net earnings	$81,496	$81,221	$236,936	$144,691
Income tax	18,699	29,974	74,177	68,086
Other income, including equity earnings from non-consolidated investments	(1,976)	(912)	(7,680)	(5,919)
Interest expense, net	23,181	22,347	85,779	94,077
Operating earnings	121,400	132,630	389,212	300,935
Loss on disposal of operations	-	-	-	2,282
Depreciation and amortization	65,176	51,087	221,602	202,536
Gains attributable to MSRs	(4,185)	(5,436)	(15,363)	(17,722)
Equity earnings from non-consolidated investments	2,030	707	7,270	5,078
Acquisition-related items	6,410	(6,406)	(27,802)	47,096
Restructuring costs	9,365	15,435	23,285	27,701
Stock-based compensation expense	25,094	10,361	46,041	27,087
Adjusted EBITDA	$225,290	$198,378	$644,245	$594,993

2. Reconciliation of net earnings and diluted net earnings per common share to adjusted net earnings and Adjusted EPS

Adjusted EPS is defined as diluted net earnings per share adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) loss on disposal of operations; (iii) amortization expense related to intangible assets recognized in connection with acquisitions and MSRs; (iv) gains attributable to MSRs; (v) acquisition-related items; (vi) restructuring costs and (vii) stock-based compensation expense, including related to the CEO's LTIP. We believe this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted EPS is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share from continuing operations, as determined in accordance with GAAP. Our method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted net earnings and of diluted net earnings per share to adjusted EPS appears below.

Similar to GAAP diluted EPS, Adjusted EPS is calculated using the "if-converted" method of calculating earnings per share in relation to the Convertible Notes, which were fully converted or redeemed by June 1, 2023. As such, the interest (net of tax) on the Convertible Notes is added to the numerator and the additional shares issuable on conversion of the Convertible Notes are added to the denominator of the earnings per share calculation to determine if an assumed conversion is more dilutive than no assumption of conversion. The "if-converted" method is used if the impact of the assumed conversion is dilutive. The "if-converted" method is dilutive for the Adjusted EPS calculation for all periods where the Convertible Notes were outstanding.

	Three months ended		Twelve months ended
	December 31		December 31
(in thousands of US$)	2024	2023	2024	2023

Net earnings	$81,496	$81,221	$236,936	$144,691
Non-controlling interest share of earnings	(18,894)	(17,593)	(53,968)	(56,560)
Interest on Convertible Notes	-	-	-	2,861
Loss on disposal of operations	-	-	-	2,282
Amortization of intangible assets	47,666	36,269	155,363	147,928
Gains attributable to MSRs	(4,185)	(5,436)	(15,363)	(17,722)
Acquisition-related items	6,410	(6,406)	(27,802)	47,096
Restructuring costs	9,365	15,435	23,285	27,701
Stock-based compensation expense	25,094	10,361	46,041	27,087
Income tax on adjustments	(24,287)	(13,313)	(50,403)	(48,359)
Non-controlling interest on adjustments	(7,409)	(5,534)	(25,740)	(22,667)
Adjusted net earnings	$115,256	$95,004	$288,349	$254,338

	Three months ended		Twelve months ended
	December 31		December 31
(in US$)	2024	2023	2024	2023

Diluted net earnings per common share(1)	$1.47	$1.42	$3.22	$1.38
Interest on Convertible Notes, net of tax	-	-	-	0.04
Non-controlling interest redemption increment	(0.25)	(0.08)	0.42	0.47
Loss on disposal of operations	-	-	-	0.05
Amortization expense, net of tax	0.50	0.47	1.98	1.92
Gains attributable to MSRs, net of tax	(0.05)	(0.07)	(0.17)	(0.21)
Acquisition-related items	0.08	(0.14)	(0.75)	0.83
Restructuring costs, net of tax	0.14	0.24	0.35	0.43
Stock-based compensation expense, net of tax	0.37	0.16	0.70	0.44
Adjusted EPS	$2.26	$2.00	$5.75	$5.35

Diluted weighted average shares for Adjusted EPS (thousands)	51,036	47,582	50,182	47,504
(1) Amount shown for the year ended December 31, 2023, reflects the "if-converted" method's dilutive impact on the adjusted EPS calculation.

3. Reconciliation of net cash flow from operations to free cash flow

Free cash flow is defined as net cash flow from operating activities plus contingent acquisition consideration paid, less purchases of fixed assets, plus cash collections on AR Facility deferred purchase price less distributions to non-controlling interests. We use free cash flow as a measure to evaluate and monitor operating performance as well as our ability to service debt, fund acquisitions and pay dividends to shareholders. We present free cash flow as a supplemental measure because we believe this measure is a financial metric used by many investors to compare valuation and liquidity measures across companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating free cash flow may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net cash flow from operating activities to free cash flow appears below.

	Three months ended		Twelve months ended
	December 31		December 31
(in thousands of US$)	2024	2023	2024	2023

Net cash provided by operating activities	$215,307	$157,103	$326,009	$165,661
Contingent acquisition consideration paid	250	469	3,357	39,115
Purchase of fixed assets	(19,574)	(24,113)	(65,085)	(84,524)
Cash collections on AR Facility deferred purchase price	35,776	33,106	137,581	124,313
Distributions paid to non-controlling interests	(5,316)	(9,578)	(71,618)	(77,400)
Free cash flow	$226,443	$156,987	$330,244	$167,165

4. Reconciliation of Engineering revenue to net service revenue

Net service revenue is defined as revenue excluding pass-through subconsultant and other direct expenses to better reflect the operating performance of our Engineering segment.

	Three months ended		Twelve months ended
	December 31		December 31
(in thousands of US$)	2024	2023	2024	2023

Engineering revenues	$421,361	$262,482	$1,237,384	$990,477
Subconsultant and other direct expenses	(121,187)	(75,582)	(306,142)	(274,030)
Engineering net service revenues	$300,174	$186,900	$931,242	$716,447

5. Local currency revenue and Adjusted EBITDA growth rate and internal revenue growth rate measures

Percentage revenue and Adjusted EBITDA variances presented on a local currency basis are calculated by translating the current period results of our non-US dollar denominated operations to US dollars using the foreign currency exchange rates from the periods against which the current period results are being compared. Percentage revenue variances presented on an internal growth basis are calculated assuming no impact from acquired entities in the current and prior periods. Revenue from acquired entities, including any foreign exchange impacts, are treated as acquisition growth until the respective anniversaries of the acquisitions. We believe that these revenue growth rate methodologies provide a framework for assessing the Company's performance and operations excluding the effects of foreign currency exchange rate fluctuations and acquisitions. Since these revenue growth rate measures are not calculated under GAAP, they may not be comparable to similar measures used by other issuers.

6. Assets under management

We use the term assets under management ("AUM") as a measure of the scale of our Investment Management operations. AUM is defined as the gross market value of operating assets and the projected gross cost of development assets of the funds, partnerships and accounts to which we provide management and advisory services, including capital that such funds, partnerships and accounts have the right to call from investors pursuant to capital commitments. Our definition of AUM may differ from those used by other issuers and as such may not be directly comparable to similar measures used by other issuers.

7. Adjusted EBITDA from recurring revenue percentage

Adjusted EBITDA from recurring revenue percentage is computed on a trailing twelve-month basis and represents the proportion of Adjusted EBITDA (note 1) that is derived from Engineering, Outsourcing and Investment Management service lines. All these service lines represent medium to long-term duration revenue streams that are either contractual or repeatable in nature. Adjusted EBITDA for this purpose is calculated in the same manner as for our debt agreement covenant calculation purposes, incorporating the expected full year impact of business acquisitions and dispositions.

COMPANY CONTACTS:
Jay S. Hennick
Chairman & Chief Executive Officer

Christian Mayer
Chief Financial Officer
(416) 960-9500